Exhibit 99.1

21Vianet Group, Inc. Reports

Fourth Quarter and Full Year 2011 Financial Results

4Q11 Net Revenues Up 61.3% YOY to RMB318.3 Million

4Q11 Adjusted EBITDA Up 73.0% YOY to RMB65.1 Million

4Q11 Adjusted Net Profit Up 52.5% YOY to RMB46.3 Million

Live Conference Call to be Held at 8:00 AM U.S. Eastern Time, February 28, 2012

BEIJING, February 27, 2012—21Vianet Group, Inc. (NASDAQ: VNET) (“21Vianet” or the “Company”), the largest carrier-neutral Internet data center services provider in China, today announced its unaudited financial results for the fourth quarter of 2011. The Company will hold a conference call at 8:00 a.m. Eastern Time on February 28, 2012. Dial-in details are provided at the end of the release.

Fourth Quarter 2011 Financial Highlights

•	Net revenues increased by 61.3% to RMB318.3 million (US$50.6 million) from RMB197.3 million in the comparative period in 2010.

•	Adjusted EBITDA[1] increased by 73.0% to RMB65.1 million (US$10.3 million) from RMB37.6 million in the comparative period in 2010.

•	Adjusted EBITDA margin[2] increased to 20.5% from 19.1% in the comparative period in 2010.

•	Adjusted net profit[3] increased by 52.5% to RMB46.3 million (US$7.4 million) from RMB30.4 million in the comparative period in 2010.

Full Year 2011 Financial Highlights

•	Net revenues increased by 94.4% to RMB1.0 billion (US$162.2 million) from RMB525.2 million in 2010.

•	Adjusted EBITDA increased by 149.9% to RMB209.0 million (US$33.2 million) from RMB83.7 million in 2010.

•	Adjusted EBITDA margin increased to 20.5% from 15.9% in 2010.

•	Adjusted net profit increased by 185.9% to RMB170.0 million (US$27.0 million) from RMB59.5 million in 2010.

Mr. Josh Chen, Founder, Chairman and Chief Executive Officer of the Company, stated, “We are excited to announce that for the full year 2011, and for the first time in our company’s history, our annual net revenues exceeded the RMB1 billion milestone. Our success in the fourth quarter and full year of 2011 was led by solid financial and operational results across the board. This growth was driven by surging demand for both hosting and managed network services. With our diverse base of over 1,500 customers, demand for our services continued to grow, which was characterized by an increase in demand from customers conducting online video, online gaming and e-Commerce businesses.”

[1]	Adjusted EBITDA is non-GAAP financial measure, which is defined as EBITDA excluding share-based compensation expenses and changes in the fair value of contingent purchase consideration payable.
[2]	Adjusted EBITDA margin is non-GAAP financial measure, which is defined as adjusted EBITDA as a percentage of total net revenues.
[3]

Adjusted net profit/loss is non-GAAP financial measure, which is defined as net profit/loss from continuing operations excluding share-based compensation expenses, amortization of intangible assets derived from acquisitions, changes in the fair value of contingent purchase consideration payable and related deferred tax impact, and reversal of unrecognized tax benefits and outside tax basis difference.

“We remain committed to further expanding our services and capacity as well as streamlining our business operations. During the quarter, we enhanced our revenue growth capabilities by further increasing our hosting capacity as well as network service capacity with the acquisition of Guangzhou Gehua Network Technology and Development Co., Ltd. (“Gehua”). Going forward, through leveraging our core Internet infrastructure platform, we are confident to remain a leading Internet infrastructure services provider throughout China.”

Mr. Shang Hsiao, President and Chief Financial Officer of the Company, commented, “Not only did our revenue growth exceed our expectations, but we were also able to expand our adjusted EBITDA margins by 4.6% year over year. Going into 2012, we are well-positioned to benefit from the significant growth in Internet usage on multiple devices in China as well as from increasing demand for reliable interconnectivity services from our core content customers.”

Fourth Quarter 2011 Financial Results

REVENUES: Net revenues for the fourth quarter of 2011 increased by 61.3% to RMB318.3 million (US$50.6 million) from RMB197.3 million in the comparative period in 2010. Net revenue increased by 21.6% sequentially from the third quarter of 2011.

Net revenues from hosting and related services increased by 57.2% to RMB175.2 million (US$27.8 million) in the fourth quarter of 2011 from RMB111.5 million in the comparative period in 2010, primarily due to an increase in the total number of cabinets under management in both our self-built and partnered data centers, which was attributable to growing customer demand.

Net revenues from managed network services increased by 66.6% to RMB143.0 million (US$22.7 million) in the fourth quarter of 2011 from RMB85.8 million in the comparative period in 2010, primarily driven by an increase in network capacity demand for data transmission services. Net revenues from managed network services included the effects of acquiring Gehua, which generated RMB21.5 million (US$3.4 million) in net revenues during the fourth quarter of 2011.

GROSS PROFIT: For the fourth quarter of 2011, gross profit increased by 82.6% to RMB88.1 million (US$14.0 million) from RMB48.2 million in the comparative period in 2010. Gross margin for the fourth quarter of 2011 increased to 27.7% from 24.4% in the comparative period in 2010.

Adjusted gross profit, which excludes share-based compensation expenses of RMB0.6 million (US$0.1 million) and amortization of intangible assets derived from acquisitions of RMB7.3 million, increased by 70.9% to RMB96.0 million (US$15.3 million) from RMB56.2 million in the comparative period in 2010.

Adjusted gross margin increased to 30.2%, compared to 28.5% in the comparative period in 2010. The increase in adjusted gross margin was primarily due to the continued revenue mix shift towards a higher percentage of self-built data centers, which carry slightly higher gross margins relative to partnered data centers.

OPERATING EXPENSES: Total operating expenses were RMB79.9 (US$12.7 million) compared with RMB246.8 million in the comparative period in 2010.

Sales and marketing expenses increased to RMB25.5 million (US$4.0 million) from RMB16.4 million in the comparative period in 2010. Adjusted sales and marketing expenses, which excludes share-based compensation expenses of RMB1.5 million (US$0.2 million) in the fourth quarter of 2011 and RMB1.4 million in the comparative period in 2010, increased to RMB24.0 million (US$3.8 million) from RMB15.0 million in the comparative period in 2010 primarily due to the expansion of the Company’s sales and service support team.

General and administrative expenses decreased to RMB24.4 million (US$3.9 million) from RMB217.0 million in the comparative period in 2010. Adjusted general and administrative expenses, which exclude share-based compensation expenses of RMB7.7 million (US$1.2 million) in the fourth quarter of 2011 and RMB211.5 million in the comparative period in 2010, increased to RMB16.7 million (US$2.7 million) from RMB5.5 million primarily due to headcount increases, office rental and other expansion related expenses.

Research and development expenses increased to RMB10.0 million (US$1.6 million) from RMB5.8 million in the comparative period in 2010. Adjusted research and development expenses, which exclude share-based compensation expenses of RMB0.7 million (US$0.1 million) in the fourth quarter of 2011 and RMB0.6 million in the comparative period in 2010, increased to RMB9.3 million (US$1.5 million) from RMB5.2 million, which reflected the Company’s efforts to further strengthen its research and development capabilities and expand and improve its service offerings.

Change in the fair value of contingent purchase consideration payable was RMB20.0 million (US$3.2 million) during the fourth quarter of 2011. This expense was primarily due to an increase in the present value of estimated cash and share considerations as of December 31, 2011 associated with the Company’s acquisitions of the Managed Network Entities and Gehua.

Adjusted operating expenses, which excludes share-based compensation expenses and the changes in the fair value of contingent purchase consideration payable, increased to RMB50.0 million (US$7.9 million) from RMB25.8 million in the comparative period in 2010. As a percentage of net revenue, adjusted operating expenses was 15.7%, compared with 13.1% in the comparative period in 2010.

ADJUSTED EBITDA: Adjusted EBITDA for the fourth quarter of 2011 increased by 73.0% to RMB65.1 million (US$10.3 million) from RMB37.6 million in the comparative period in 2010. Adjusted EBITDA margin for the quarter increased to 20.5% from 19.1% in the comparative period in 2010. Adjusted EBITDA in the fourth quarter of 2011 excludes share-based compensation expenses of RMB10.5 million (US$1.7 million) and changes in the fair value of contingent purchase consideration payable of RMB20.0 million (US$3.2 million).

NET PROFIT/LOSS: Net profit for the fourth quarter of 2011 was RMB11.5 million (US$1.8 million) compared to a net loss of RMB198.8 million in the comparative period in 2010.

Adjusted net profit for the fourth quarter of 2011 increased by 52.5% to RMB46.3 million (US$7.4 million) from RMB30.4 million in the comparative period in 2010. Adjusted net profit in the fourth quarter of 2011 excludes the share-based compensation expenses of RMB10.5 million, amortization of intangible assets derived from acquisitions of RMB7.3 million, changes in the fair value of contingent purchase consideration payable and related deferred tax impact of RMB17.0 million in the aggregate. Adjusted net margin was 14.6%, compared with 15.4% in the comparative period in 2010.

EARNING/LOSS PER SHARE: Diluted earnings per ordinary share for the fourth quarter of 2011 were RMB0.01, which represents the equivalent of RMB0.06 (US$0.01) per American Depositary Share (“ADS”). Each ADS represents six ordinary shares. Adjusted diluted earnings per share for the fourth quarter of 2011 were RMB0.12, which represents the equivalent of RMB0.72 (US$0.12) per ADS4. Adjusted earnings per share are calculated using adjusted net profit as discussed above to divide the weighted average shares number.

As of December 31, 2011, the Company had a total of 335.6 million basic ordinary shares outstanding or the equivalents of 55.9 million ADSs outstanding.

Adjusted earnings per share is calculated using adjusted net profit, which excludes share-based compensation expenses, amortization of intangible assets derived from acquisitions, change in the fair value of contingent purchase consideration payable and related deferred tax impact, reversal of unrecognized tax benefit and outside tax basis difference as discussed above to divide the weighted average shares number.

BALANCE SHEET: As of December 31, 2011, the Company’s cash and cash equivalents and short term investment were RMB1.3 billion (US$207.3 million), compared to RMB83.3 million as of December 31, 2010.

[4]	Due to the Company’s IPO on April 21, 2011, the diluted shares used in adjusted earnings per share computation represented the weighted average number of the Company’s ordinary shares.

Fourth Quarter 2011 Operational Highlights

•	Monthly Recurring Revenues (“MRR”) per cabinet increased to RMB9,700 from RMB9,400 in the third quarter of 2011.

•

Total cabinets under management increased to 7,816 as of December 31, 2011 from 7,335 as of September 30, 2011, with 4,055 cabinets in the Company’s self-built data centers and 3,761 cabinets in its partnered data centers.

•	Utilization rate was stable at 80.7% in the fourth quarter 2011 compared to 81.5% in the third quarter of 2011.

•	Churn rate was 0.85% in the fourth quarter of 2011, compared to 0.80% in the third quarter of 2011. Top 20 customers’ churn rate remained at 0%.

•	The largest customer represented 4.1% of total net revenues.

Full Year 2011 Financial Performance

For the full year of 2011, net revenue increased by 94.4% to RMB1.0 billion (US$162.2 million) from RMB525.2 million in 2010. Adjusted EBITDA for the full year increased by 149.9% to RMB209.0 million (US$33.2 million) from RMB83.7 million in 2010. Adjusted EBITDA margin increased to 20.5% from 15.9% in 2010. Adjusted EBITDA for the full year excludes share-based compensation expenses of RMB42.0 million (US$6.7 million) and changes in the fair value of contingent purchase consideration payable of RMB63.2 million (US$10.0 million). Adjusted net profit for the full year increased by 185.9% to RMB170.0 million (US$27.0 million) from RMB59.5 million in 2010. Adjusted net profit for the full year excludes share-based compensation expenses of RMB42.0 million (US$6.7 million), amortization of intangible assets derived from acquisitions of RMB28.4 million (US$4.5 million), and changes in the fair value of contingent purchase consideration payable and related deferred tax impact of RMB53.7 million (US$8.5 million).

Financial Outlook

For the first quarter of 2012, the Company expects net revenues to be in the range of RMB340 million to RMB345 million. Adjusted EBITDA is expected to be in the range of RMB68.5 million to RMB70.5 million. These forecasts reflect the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company will hold a conference call on Tuesday, February 28, 2012 at 8:00 a.m. Eastern Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

United States:	+1-646-254-3515
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3051-2745
Conference ID:	#48256412

The replay will be accessible through March 6, 2012 by dialing the following numbers:

United States:	+1-718-354-1232
International Toll Free:	+1-866-214-5335
Conference ID:	#48256412

A webcast of the conference call will be available through the Company’s investor relations website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measure to review and assess its operating performance: adjusted gross profit, adjusted gross margin, adjusted operating expenses, adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, adjusted basic earnings per share, adjusted diluted earnings per share, adjusted basic earnings per ADS and adjusted diluted earnings per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars, in this press release, were made at a rate of RMB6.2939 to US$1.00, the noon buying rate in effect on December 30, 2011 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About 21Vianet

21Vianet Group, Inc. is the largest carrier-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, managed network services and cloud computing infrastructure services, improving the reliability, security and speed of its customers’ Internet connections through 21Vianet’s Internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s Internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology, BroadEx, enables customers’ data to be delivered across the Internet in a faster and more reliable manner. 21Vianet operates in 33 cities throughout China, servicing a diversified and loyal base of more than 1,500 customers that span many industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter of 2012 and quotations from management in this announcement, as well as 21Vianet’s strategic and operational plans, contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to the Securities and Exchange Commission. 21Vianet does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

ICR, Inc.

Jeremy Peruski

+1 (646) 405-4922

IR@21Vianet.com

Source: 21Vianet

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2010	As of December 31, 2011
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	83,256	410,389	65,204
Restricted cash	4,441	4,578	727
Accounts receivable, net	76,373	147,624	23,455
Short term investment	—	894,540	142,128
Prepaid expenses and other current assets	14,369	48,924	7,773
Deferred tax assets	2,055	4,872	774
Amount due from related parties	13,463	50,114	7,962

Total current assets	193,957	1,561,041	248,023
Non-current assets:
Property and equipment, net	197,015	453,883	72,115
Intangible assets, net	157,086	159,439	25,332
Deferred tax assets	7,358	12,773	2,029
Goodwill	170,171	217,436	34,547
Investment	—	8,200	1,303

Total non-current assets	531,630	851,731	135,326

Total assets	725,587	2,412,772	383,349

Liabilities and Shareholders’ (Deficit) Equity
Current liabilities:
Short term bank borrowings	35,000	100,000	15,888
Accounts payable	49,792	105,080	16,696
Notes payable	4,441	4,578	727
Accrued expenses and other payables	30,962	111,197	17,666
Advances from customers	17,316	23,238	3,692
Income tax payable	3,545	5,634	895
Amounts due to related parties	53,679	96,618	15,351
Current portion of capital lease obligations	15,824	26,012	4,133

Total current liabilities	210,559	472,357	75,048
Non-current liabilities:
Amounts due to related parties	126,331	124,493	19,780
Non-current portion of capital lease obligations	58,190	73,896	11,741
Unrecognized tax benefits	5,575	26,801	4,258
Deferred tax liabilities	37,949	39,682	6,305
Deferred government grant	5,400	5,819	925

Total non-current liabilities	233,445	270,691	43,009
Commitments and contingencies
Mezzanine equity	991,110	—	—
Shareholders’ (deficit) equity
Treasury stock	—	(168,018)	(26,695)
Ordinary shares	7	23	4
Additional paid-in capital	512,225	3,277,658	520,767
Accumulated other comprehensive income (loss)	1,474	(54,779)	(8,704)
Statutory reserves	14,143	15,837	2,516
Accumulated deficit	(1,357,747)	(1,418,167)	(225,324)

Total 21Vianet Group, Inc. shareholders’ (deficit) equity	(829,898)	1,652,554	262,564
Non-controlling interest	120,371	17,170	2,728

Total shareholders’ (deficit) equity	(709,527)	1,669,724	265,292

Total liabilities, mezzanine equity and shareholders’ (deficit) equity	725,587	2,412,772	383,349

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Year ended
	December 31, 2010	September 30, 2011	December 31, 2011		December 31, 2010	December 31, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Hosting and related services	111,475	164,814	175,247	27,844	374,946	614,612	97,652
Managed network services	85,837	96,831	143,030	22,725	150,257	406,317	64,557

Total net revenues	197,312	261,645	318,277	50,569	525,203	1,020,929	162,209
Cost of revenues	(149,094)	(190,071)	(230,222)	(36,579)	(396,858)	(744,371)	(118,269)

Gross profit	48,218	71,574	88,055	13,990	128,345	276,558	43,940
Operating expenses				—		—	—
Sales and marketing	(16,441)	(20,894)	(25,458)	(4,045)	(51,392)	(80,885)	(12,851)
General and administrative	(217,023)	(24,643)	(24,418)	(3,880)	(282,298)	(82,926)	(13,176)
Research and development	(5,833)	(9,396)	(10,020)	(1,592)	(19,924)	(34,657)	(5,506)
Changes in the fair value of contingent purchase consideration payable	(7,537)	54,895	(19,979)	(3,174)	(7,537)	(63,185)	(10,039)

Total operating expenses	(246,834)	(38)	(79,875)	(12,691)	(361,151)	(261,653)	(41,572)

Operating profit (loss)	(198,616)	71,536	8,180	1,299	(232,806)	14,905	2,368
Interest income	322	7,051	4,348	691	580	14,939	2,374
Interest expense	(777)	(1,241)	(705)	(112)	(2,793)	(4,398)	(699)
Other income	639	395	602	96	1,152	1,943	309
Other expense	(367)	(65)	(244)	(39)	(906)	(520)	(83)
Foreign exchange gain	(634)	24,195	6,734	1,070	1,646	32,747	5,203

Profit (loss) from continuing operations before income taxes	(199,433)	101,871	18,915	3,005	(233,127)	59,616	9,472

Income tax (expense) benefit	587	(14,186)	(7,372)	(1,171)	(1,588)	(13,677)	(2,173)

Net profit (loss) from continuing operations	(198,846)	87,685	11,543	1,834	(234,715)	45,939	7,299
Loss from discontinued operations	—	—	—	—	(12,952)	—	—

Net profit (loss) from continuing operations	(198,846)	87,685	11,543	1,834	(247,667)	45,939	7,299
Net income attributable to non-controlling interest	(6,291)	(6,141)	(8,586)	(1,364)	(7,722)	(27,495)	(4,369)

Net profit (loss) attributable to the Company’s ordinary shareholders	(205,137)	81,544	2,957	470	(255,389)	18,444	2,930

Earnings (loss) per share
Basic	(2.87)	0.24	0.01	0.001	(3.57)	0.07	0.01
Diluted	(2.87)	0.23	0.01	0.001	(3.57)	0.06	0.01
Shares used in earnings (loss) per share computation
Basic*	71,526,320	338,719,421	322,761,801	322,761,801	71,526,320	259,595,677	259,595,677
Diluted*	71,526,320	354,085,623	332,991,032	332,991,032	71,526,320	316,807,661	316,807,661

Earnings (loss) per ADS (6 ordinary shares equal to 1 ADS)
EPS - Basic	(17.22)	1.44	0.06	0.01	(21.42)	0.42	0.06
EPS - Diluted	(17.22)	1.38	0.06	0.01	(21.42)	0.36	0.06

*	Shares used in earnings/ADS per share computation were computed under weighted average method.

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Year ended
	December 31, 2010	September 30, 2011	December 31, 2011		December 31, 2010	December 31, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	48,218	71,574	88,055	13,991	128,345	276,558	43,940
Plus: share-based compensation expense	487	356	578	92	4,645	2,157	343
Plus: amortization of intangible assets derived from acquisitions	7,461	6,741	7,344	1,167	9,000	28,388	4,510

Adjusted gross profit	56,166	78,671	95,977	15,250	141,990	307,103	48,793

Adjusted gross margin	28.47%	30.07%	30.16%	30.16%	27.04%	30.08%	30.08%
Operating expenses	(246,834)	(38)	(79,875)	(12,691)	(361,151)	(261,653)	(41,572)
Plus: share-based compensation expense	213,545	13,525	9,875	1,569	273,236	39,802	6,324
Plus: changes in the fair value of contingent purchase consideration payable	7,537	(54,895)	19,979	3,174	7,537	63,185	10,039

Adjusted operating expenses	(25,752)	(41,408)	(50,021)	(7,948)	(80,378)	(158,666)	(25,209)

Net profit (loss) from continuing operations	(198,846)	87,685	11,543	1,834	(234,715)	45,939	7,299
Plus: share-based compensation expense	214,032	13,881	10,453	1,661	277,881	41,959	6,667
Plus: amortization of intangible assets derived from acquisitions	7,461	6,741	7,344	1,167	9,000	28,388	4,510
Plus: changes in the fair value of contingent purchase consideration payable and related deferred tax impact	7,537	(46,661)	16,982	2,698	7,537	53,707	8,533
Plus: reversal of unrecognized tax benefits and outside tax basis difference	182	—	—	—	(249)	—	—

Adjusted net profit from continuing operations	30,366	61,646	46,322	7,360	59,454	169,993	27,009

Adjusted net margin	15.4%	23.6%	14.6%	14.6%	11.3%	16.7%	16.7%
Operating profit (loss)	(198,616)	71,536	8,180	1,300	(232,806)	14,905	2,368
Plus: depreciation	6,763	16,022	18,772	2,983	19,673	58,873	9,354
Plus: amortization	7,929	7,198	7,732	1,228	11,372	30,104	4,783
Plus: share-based compensation expense	214,032	13,881	10,453	1,661	277,881	41,959	6,667
Plus: changes in the fair value of contingent purchase consideration payable	7,537	(54,895)	19,979	3,174	7,537	63,185	10,039

Adjusted EBITDA	37,645	53,742	65,116	10,346	83,657	209,026	33,211

Adjusted EBITDA margin	19.1%	20.5%	20.5%	20.5%	15.9%	20.5%	20.5%

Adjusted net profit from continuing operations	30,366	61,646	46,322	7,360	59,454	169,993	27,009
Less: Net income attributable to non-controlling interest	(6,291)	(6,141)	(8,586)	(1,364)	(7,722)	(27,495)	(4,369)
Adjusted net profit attributable to the Company’s ordinary shareholders	24,075	55,505	37,736	5,996	51,732	142,498	22,640

Adjusted earnings per share
Basic	0.34	0.16	0.12	0.02	0.72	0.55	0.09
Diluted	0.34	0.16	0.12	0.02	0.72	0.47	0.07
Shares used in adjusted earnings per share computation:
Basic*	71,526,320	338,719,421	322,761,801	322,761,801	71,526,320	259,558,631	259,558,631
Diluted*	71,526,320	338,719,421	322,761,801	322,761,801	71,526,320	302,796,593	302,796,593

Earnings per ADS (6 ordinary shares equal to 1 ADS)
EPS - Basic	2.04	0.96	0.72	0.12	4.32	3.30	0.54
EPS - Diluted	2.04	0.96	0.72	0.12	4.32	2.82	0.42

*	Shares used in adjusted earnings/ADS per share computation were computed under weighted average method.